Exhibit 99.2

SMX Strengthens Balance Sheet and Advances

Global Commercialization Strategy in First Half 2026

NEW YORK, NY / ACCESS Newswire / July 17, 2026 – SMX (Security Matters) Plc (NASDAQ: SMX) today announced its financial results for the six months ended June 30, 2026, highlighting a significantly strengthened balance sheet, improved liquidity and continued execution of its global commercialization strategy.

First Half 2026 Highlights:

●	US$50.5 million raised during H1 2026 pursuant to its existing SEPA program.

●	Cash and cash equivalents increased to US$34.5 million.

●	Payables and loans reduced by 61% to US$8.7 million.

●	Shareholders’ equity increased 181% to US$54.4 million.

●	Continued expansion across Singapore, the UAE and Japan.

●	Ongoing investment in Circular Economy, Plastic Credit Token (PCT), cyber hardware authentication and digital asset initiatives.

The strengthened balance sheet provides SMX with additional financial flexibility to support commercialization, strategic partnerships and continued technology development.

During the first half of 2026, the Company continued advancing its international growth strategy, expanding commercial activities across multiple industry sectors while investing in next-generation authentication, traceability and digital infrastructure technologies.

For the remainder of 2026, SMX will focus on accelerating commercial adoption, expanding international operations, advancing its cyber hardware authentication platform and Plastic Credit Token ecosystem, and progressing toward revenues and sustainable revenue growth.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; statements regarding SMX’s strategy, future operations, financial position, projected revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never generate revenues or achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.